UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-37576
CUSIP Number: 86881A100
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Surgery Partners, Inc.
(Full Name of Registrant)
(Former Name if Applicable)
340 Seven Springs Way, Suite 600
(Address of Principal Executive Office (Street and Number))
Brentwood, Tennessee 37027
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Surgery Partners, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”).
On August 23, 2024, the Company filed a Current Report on Form 8-K with respect to the dismissal of the Company’s prior independent registered public accounting firm and the engagement of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2024. The change in independent registered public accounting firms was not the result of any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
The Company could not file the Form 10-K within the prescribed period without unreasonable effort or expense, because the Company requires additional time to complete certain disclosures and analysis to be included in the Form 10-K. The delay in filing is not the result of any disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
The Company anticipates that the Form 10-K will not result in changes to the financial results for the full year and fourth quarter of 2024, which results were announced in the Company’s press release dated March 3, 2025, and that the Form 10-K will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David T. Doherty	(615)	234-5900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Attachment A hereto for 2024 financial results reported in the Company’s March 3, 2025 press release, which attachment is incorporated herein by reference.

Surgery Partners, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 4, 2025	By:	/s/ David T. Doherty
	Name:	David T. Doherty
	Title:	Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A
On March 3, 2025, Surgery Partners, Inc. issued a press release announcing results for the fourth quarter and full year ended December 31, 2024. This press release was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2025 (the "Form 8-K").
Condensed unaudited consolidated financial statements reflecting those results follow below. For additional information regarding these results, please refer to the Form 8-K.

SURGERY PARTNERS, INC.

Selected Consolidated Financial Data
(Dollars in millions, except per share amounts, shares in thousands)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

Revenues	$864.4	$735.4	$3,114.3	$2,743.3
Operating expenses:
Salaries and benefits	240.7	201.4	907.5	793.8
Supplies	223.0	195.2	812.9	745.0
Professional and medical fees	91.1	76.9	357.1	296.8
Lease expense	22.0	20.6	89.5	84.9
Other operating expenses	54.0	47.7	201.7	175.3
Cost of revenues	630.8	541.8	2,368.7	2,095.8
General and administrative expenses	36.0	20.9	138.7	120.9
Depreciation and amortization	33.9	31.1	152.6	118.1
Transaction and integration costs	34.0	24.4	100.1	61.7
Net loss on disposals, consolidations and deconsolidations	19.1	6.9	40.6	14.4
Equity in earnings of unconsolidated affiliates	(7.2)	(4.8)	(19.5)	(14.2)
Litigation settlement	—	2.5	(0.8)	10.6
Loss on debt extinguishment	—	15.5	5.1	15.5
Other income, net	(9.3)	(4.3)	(20.0)	(7.5)
	737.3	634.0	2,765.5	2,415.3
Operating income	127.1	101.4	348.8	328.0
Interest expense, net	(52.9)	(48.7)	(201.7)	(193.0)
Income before income taxes	74.2	52.7	147.1	135.0
Income tax (expense) benefit	(120.8)	(6.0)	(134.6)	0.3
Net (loss) income	(46.6)	46.7	12.5	135.3
Less: Net income attributable to non-controlling interests	(61.9)	(47.7)	(180.6)	(147.2)
Net loss attributable to Surgery Partners, Inc.	$(108.5)	$(1.0)	$(168.1)	$(11.9)

Net loss per share attributable to common stockholders
Basic	$(0.86)	$(0.01)	$(1.33)	$(0.09)
Diluted (1)	$(0.86)	$(0.01)	$(1.33)	$(0.09)
Weighted average common shares outstanding
Basic	126,209	125,774	126,122	125,613
Diluted (1)	126,209	125,774	126,122	125,613
(1)The impact of potentially dilutive securities for all periods was not considered because the effect would be anti-dilutive.

SURGERY PARTNERS, INC.
Selected Financial and Operating Data
(Dollars in millions, except per case and per share amounts)
(Unaudited)

	December 31, 2024	December 31, 2023

Balance Sheet Data (at period end):
Cash and cash equivalents	$269.5	$195.9
Total current assets	1,119.4	895.0
Total assets	7,890.0	6,876.7

Current maturities of long-term debt	101.4	73.3
Total current liabilities	624.4	523.0
Long-term debt, less current maturities	3,268.9	2,701.8
Total liabilities	4,254.8	3,514.8

Non-controlling interests—redeemable	438.8	327.4

Total Surgery Partners, Inc. stockholders' equity	1,789.7	1,987.2
Non-controlling interests—non-redeemable	1,406.7	1,047.3
Total stockholders' equity	3,196.4	3,034.5

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$111.4	$62.6	$300.1	$293.8
Investing activities	(111.7)	(58.1)	(488.5)	(225.6)
Purchases of property and equipment	(22.3)	(19.8)	(90.4)	(88.8)
Payments for acquisitions, net of cash acquired	(87.6)	(31.2)	(378.8)	(80.0)
Purchases of equity investments	—	(0.1)	(1.7)	(50.3)
Financing activities	48.0	(44.6)	262.0	(155.2)
Distributions to non-controlling interest holders	(48.1)	(35.1)	(170.5)	(146.1)